Exhibit 99.1

Alibaba Group Announces September Quarter 2018 Results

Hangzhou, China, November 2, 2018 — Alibaba Group Holding Limited (NYSE: BABA) today announced its financial results for the quarter ended September 30, 2018.

“Alibaba had another strong quarter of rapid growth. In particular, annual active consumers increased by 25 million to reach 601 million in the 12 months ended September 30, 2018,” said Daniel Zhang, Chief Executive Officer of Alibaba Group. “We generated synergies across our businesses, demonstrating the power of the Alibaba digital economy, which will be further showcased during our upcoming 11.11 Global Shopping Festival. Under our New Retail strategy, we are realizing our vision to enable renewed growth for traditional retailers through digitizing their store-based operations, powered by Alibaba’s technology and consumer insights.”

“We outpaced all industry peers by again delivering robust revenue growth of 54% this quarter,” said Maggie Wu, Chief Financial Officer of Alibaba Group. “While the growth of our overall profitability this quarter has been tempered by significant investments in local services, logistics, entertainment and international expansion, our core marketplace business continued to show strong profit and cash flow growth, which enables us to re-invest into strategic areas and our technology.”

BUSINESS HIGHLIGHTS

In the quarter ended September 30, 2018:

•                  Revenue was RMB85,148 million (US$12,398 million), an increase of 54% year-over-year.

•                  Revenue from core commerce increased 56% year-over-year to RMB72,475 million (US$10,553 million).

•                  Revenue from cloud computing increased 90% year-over-year to RMB5,667 million (US$825 million).

•                  Revenue from digital media and entertainment increased 24% year-over-year to RMB5,940 million (US$865 million).

•                  Revenue from innovation initiatives and others increased 20% year-over-year to RMB1,066 million (US$155 million).

•                  Annual active consumers on our China retail marketplaces reached 601 million, an increase of 25 million from the 12-month period ended June 30, 2018.

•                  Mobile MAUs on our China retail marketplaces reached 666 million in September 2018, an increase of 32 million over June 2018.

•                  Income from operations was RMB13,501 million (US$1,966 million), a decrease of 19% year-over-year, primarily due to the consolidation of Ele.me and Cainiao Network, investments in digital media and entertainment and other strategic initiatives, as well as an increase in share-based compensation and depreciation expenses. Adjusted EBITDA increased 7% year-over-year to RMB26,710 million (US$3,889 million).

•                  Adjusted EBITA for core commerce was RMB29,807 million (US$4,340 million), an increase of 13% year-over-year. Our marketplace-based core commerce adjusted EBITA, a non-GAAP measurement, increased 27% year-over-year to RMB35,642 million (US$5,190 million).

•                  Net income attributable to ordinary shareholders was RMB20,033 million (US$2,917 million), and net income was RMB18,241 million (US$2,656 million), representing a year-on-year increase of 13% and 5%, respectively.

•                  Non-GAAP net income was RMB23,453 million (US$3,415 million). Diluted EPS was RMB7.62 (US$1.11) and non-GAAP diluted EPS was RMB9.60 (US$1.40).

•                  Net cash provided by operating activities was RMB31,407 million (US$4,573 million) and non-GAAP free cash flow was RMB16,033 million (US$2,334 million).

BUSINESS AND STRATEGIC UPDATES

Core Commerce

Taobao — New user interface enhancing user experience and adding value for merchants.  During the quarter, we rolled out a new user interface on the Taobao App, with the aim to further customize the shopping experience by segmenting users based on their shopping behavior, and including more recommendation feeds to enhance product and content discovery.  In turn, the new interface enhances the ability of merchants to target, engage and retain consumers.  This improvement in user experience and merchant value proposition would not have been possible without our deep consumer insights and our proprietary technology backed by AI algorithms.

In September 2018, the Taobao app continued to experience strong user growth, with a quarterly net increase of 32 million MAUs on our China retail marketplaces to a total of 666 million MAUs.  Annual active consumers increased 25 million to 601 million for the 12 months ended September 30, 2018.

Tmall — extending B2C market leadership.  Tmall continued to expand its B2C market leadership and gain consumer wallet share. Excluding unpaid orders, physical goods GMV grew 30% year-over-year in the quarter ended September 30, 2018.  The strong growth was driven by continuous improvement in conversion rates and increases in traffic, reflecting strength in the fast-moving consumer goods (FMCG), home furnishings and apparel categories.

Tmall demonstrated its strong value proposition to brands and merchants as the leading brand-engagement and distribution platform in China.  During the quarter, brands such as Qeelin (a member of Kering Group), Stella McCartney, Theory and Sergio Rossi launched flagship stores on Tmall and joined the Tmall Luxury Pavilion, our customized premium shopping experience for consumers.

In October, we announced a partnership with Swiss luxury group Richemont, the parent company of luxury brands including Cartier, to launch a China joint venture with Richemont-owned Yoox Net-a-Porter (YNAP), the world’s leading online retailer for luxury goods.  This partnership will bring Chinese consumers unprecedented access to the world’s leading luxury brands. China is the largest luxury market in the world, and through this partnership, Alibaba will be even better positioned to capture this market opportunity. Under the partnership, YNAP and Alibaba will establish a joint venture to launch two mobile apps for YNAP’s NET-A-PORTER and MR PORTER multi-brand online stores for consumers in China. In addition, the JV will launch NET-A-PORTER and MR PORTER online stores on the Tmall Luxury Pavilion. The JV will focus on serving consumers in China and will also serve Chinese consumers travelling abroad.

On November 11, 2018, we will celebrate the 10th anniversary of the 11.11 Global Shopping Festival, which will offer high-quality products, entertainment and fast, reliable services to hundreds of millions of consumers in China and around the world.  As in past years, we will demonstrate the power of our commerce infrastructure and the Alibaba digital economy at scale.  This year’s festival will feature 180,000 participating brands.  In addition, we will unleash the synergies of online/offline integration as we deploy the New Retail business model and technologies in 200,000 smart stores in China across multiple retail categories.

New Retail — redefining consumption patterns for the future. Our New Retail strategy is transforming the traditional retail industry by digitizing store-based operations, with a focus on in-store technology, on-demand delivery, inventory tracking, supply chain management, consumer insights and mobile payments.

Our self-operated Hema grocery/restaurant stores continued to expand and introduce new initiatives that enhance consumer experience.  As of September 30, 2018, there were 77 Hema stores in China, primarily located in tier 1 and tier 2 cities.  Consumers are fully embracing Hema’s 30 minute on-demand delivery service that delivers fresh foods and groceries for their busy urban lifestyle.  Mature Hema stores (i.e., those in operation for at least 1.5 years) continued to show high sales productivity, with online sales accounting for over 60% of total sales in the quarter.

We are making good progress in digitizing partner retailers and enabling their New Retail model. For example, our partner Sun Art, the largest hyper-mart chain in China, has adopted our technology and is working closely with us in on-demand delivery, joint procurement and supply chain management.  As of the end of the quarter, we have enabled over 350 of approximately 470 Sun Art stores to fulfill online orders by connecting these stores and their warehouse systems to Taobao’s fresh food and general merchandise delivery channel (Taoxianda).  Consumers living within a three-kilometer radius of a connected Sun Art store can purchase groceries for on-demand delivery from their Taobao App.

Local Services — integration of Ele.me and Koubei.  In October 2018, we combined the operation of food delivery service Ele.me and online restaurant guide business Koubei under a single management team.  Ele.me served over 167 million annual active consumers in 676 cities in China for the 12 months ended June 30, 2018.  Together, Ele.me and Koubei served 3.5 million registered merchants as of June 30, 2018.  The combination of Ele.me and Koubei will accelerate the integration of consumer insights and restaurant management with enhanced operating efficiency, as well as improve cooperation with other Alibaba businesses.

Cainiao Network — digitizing the logistics industry.  Cainiao facilitates the digitization of the entire fulfilment and delivery process, improving consumer experience and lowering costs.  Together with our partners, we provide comprehensive logistics solutions to our customers to meet the different demands across different product categories and various consumer use cases.  These include point-to-point delivery used by merchants in online marketplaces, hub-and-spoke warehouse network for merchants and retailers, on-demand delivery for groceries and FMCG products, and cross-border delivery for international brands and consumers.  We have also made substantial investments in alternative forms of last-mile delivery through a network of Cainiao Post collection stations and self-pick-up lockers.

International — further investments for long-term growth.  Our cross-border and international retail businesses continued to show promising growth.  Revenue from our international commerce retail business reached RMB4,464 million (US$650 million) in the quarter ended September 30, 2018, representing 55% year-on-year growth.

In September, Alibaba partnered with Russian Direct Investment Fund (RDIF), the sovereign wealth fund of the Russian Federation, MegaFon, a pan-Russian operator of digital opportunities, and Mail.Ru Group, the leading Internet and IT company in Russia with growing international exposure, to form a new strategic partnership to integrate Russia’s key consumer Internet and e-commerce platforms and launch a leading social commerce joint venture that will serve Russia and the rest of the Commonwealth of Independent States (CIS). The joint venture will leverage the existing business of AliExpress Russia and will offer unmatched value proposition for merchants, consumers and Internet users across Russia and the CIS.

Cloud Computing

Cloud computing revenue grew 90% year-over-year to RMB5,667 million (US$825 million), driven by improving revenue mix of higher value added services and robust paying customer growth. During the quarter, Alibaba Cloud launched over 600 products and features, including those related to big data analytics and AI application innovation, security, and IoT service enhancements.

In September, Alibaba Cloud launched Apsara 2.0, a comprehensive upgrade of our cloud computing operating system based on our proprietary distributed computing architecture.  The system enables enterprises with enhanced computation performance, flexible hybrid cloud implementation and more efficient network connection. With the upgrade, developers can leverage Alibaba Cloud IoT solutions to bring edge computing capability to connected devices at scale and seamlessly integrate with cloud networks.

Digital Media and Entertainment

Our strategy is to integrate entertainment into our overall offerings to consumers beyond commerce.  The synergy between our commerce and entertainment businesses delivers a superior user experience while increasing customer loyalty and subscription revenue, as well as return on investment for advertisers.

Growth of Youku’s daily average subscribers continues to be robust, increasing over 100% year-over-year during the quarter.  We will continue to invest in original content production capability in order to attain better control over content quality, format and scheduling.  We are seeing positive results from our investment in original content with five self-produced shows ranking among the top 10 original scripted series during the period from January 2017 to July 2018, according to Douban, a top commentary community in China.  During this quarter, our original reality show “Slam-dunk of China” became a new hit among young audiences in China.  Fox Networks Group has purchased the rights to the show for countries and regions outside of China.

Innovation Initiatives & Technology Development

Amap (formerly AutoNavi) is the largest map app and location-based technology platform in China.  The Amap app offers users a comprehensive set of mobility and destination information services. Amap integrates data such as weather, traffic, tourism destinations and curated point-of-interest information to offer users the best experience during each phase of their journey. On October 1, 2018, the first day of the week-long National Day holiday in China, Amap set a record high by reaching over 100 million daily active users.

Cash Flow from Operating Activities and Free Cash Flow

Net cash provided by operating activities in the quarter ended September 30, 2018 was RMB31,407 million (US$4,573 million), an increase of 4% compared to RMB30,121 million in the same quarter of 2017. Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended September 30, 2018 decreased by 28% to RMB16,033 million (US$2,334 million), from RMB22,119 million in the same quarter of 2017, primarily due to an increase in capital expenditures (excluding acquisition of land use rights and construction in progress relating to office campus) by RMB6,310 million and an increase in acquisition of licensed copyrights and intangible assets by RMB1,062 million.  A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Share Repurchase

In September 2018, we announced an ADS repurchase plan to implement the previously announced US$6 billion share repurchase program.  As of November 1, 2018, we have repurchased approximately 9.12 million of our shares for a total purchase price of approximately US$1.33 billion.

Revenue Guidance

Looking ahead, we are revising our fiscal year 2019 revenue guidance to a range of RMB375 billion to RMB383 billion. The new guidance range reflects a 4% to 6% adjustment to the original revenue guidance.  In light of current fluid macro-economic conditions, we have recently decided not to monetize, in the near term, incremental inventory generated from growing users and engagement on our China retail marketplaces.  We expect this decision to benefit SMEs on our marketplace platforms.

KEY OPERATIONAL METRICS*

	September 30,	June 30,	September 30,	Net adds
	2017	2018	2018	YoY	QoQ

China Commerce Retail:
Annual active consumers(1) (in millions)	488	576	601	113	25
Mobile monthly active users (MAUs)(2) (in millions)	549	634	666	117	32

*                 For definitions of terms used but not defined in this results announcement, please refer to our annual report on Form 20-F for the fiscal year ended March 31, 2018.

(1)         For the twelve months ended on the respective dates.

(2)         For the month ended on the respective dates.

SEPTEMBER QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended September 30,
	2017	2018
	RMB	RMB	US$(1)	YoY % Change
	(in millions, except percentages and per share amounts)

Revenue	55,122	85,148	12,398	54%

Income from operations	16,584	13,501	1,966	(19	)%(3)
Operating margin	30%	16%
Adjusted EBITDA(2)	25,031	26,710	3,889	7%
Adjusted EBITDA margin(2)	45%	31%
Adjusted EBITA(2)	23,018	23,155	3,371	1%
Adjusted EBITA margin(2)	42%	27%

Net income	17,408	18,241	2,656	5%
Net income attributable to ordinary shareholders	17,668	20,033	2,917	13%
Non-GAAP net income(2)	22,089	23,453	3,415	6%

Diluted earnings per share/ADS (EPS)	6.78	7.62	1.11	12%
Non-GAAP diluted EPS(2)	8.57	9.60	1.40	12%

(1)         This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.8680 to US$1.00, the exchange rate on September 28, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this announcement are calculated based on the RMB amounts.

(2)         See the sections entitled “Information about Segments,” “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(3)         The year-over-year decrease was primarily due to the consolidation of Ele.me and Cainiao Network, investments in digital media and entertainment and other strategic initiatives, as well as an increase in share-based compensation and depreciation expenses.

SEPTEMBER QUARTER INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Three months ended September 30, 2018
	Core commerce		Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	72,475		5,667	5,940	1,066	—	85,148	12,398

Income (loss) from operations	24,290		(1,165)	(4,805)	(2,201)	(2,618)	13,501	1,966
Add: Share-based compensation expense	3,292		928	710	952	1,161	7,043	1,025
Add: Amortization of intangible assets	2,225		5	293	8	80	2,611	380

Adjusted EBITA	29,807		(232)	(3,802)	(1,241)	(1,377)	23,155	3,371
Adjusted EBITA margin	41	% (2)	(4)%	(64)%	(116)%		27%

	Three months ended September 30, 2017
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	46,462	2,975	4,798	887	—	55,122

Income (loss) from operations	23,836	(697)	(3,383)	(1,456)	(1,716)	16,584
Add: Share-based compensation expense	1,987	531	594	930	644	4,686
Add: Amortization of intangible assets	591	4	1,040	30	83	1,748

Adjusted EBITA	26,414	(162)	(1,749)	(496)	(989)	23,018
Adjusted EBITA margin	57%	(5)%	(36)%	(56)%		42%

(1)         Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(2)         Adjusted EBITA margin is lower than the prior year period mainly due to the consolidation of Ele.me and Cainiao Network, strategic investments in New Retail and Lazada.  Excluding the effect of the above-mentioned long-term investments, marketplace-based core commerce adjusted EBITA increased 27% year-over-year to RMB35,642 million (US$5,190 million).

SEPTEMBER QUARTER OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue for the quarter ended September 30, 2018 was RMB85,148 million (US$12,398 million), an increase of 54% compared to RMB55,122 million in the same quarter of 2017.  The increase was mainly driven by the robust revenue growth of our China commerce retail business, the consolidation of Ele.me and Cainiao Network, as well as strong revenue growth of Alibaba Cloud.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended September 30,
	2017		2018
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
Core commerce:
China commerce retail
- Customer management	26,272	48%	32,920	4,793	39%	25%
- Commission	10,059	18%	13,136	1,913	15%	31%
- Others	3,226	6%	8,095	1,179	10%	151%
	39,557	72%	54,151	7,885	64%	37%
China commerce wholesale	1,714	3%	2,497	364	3%	46%
International commerce retail	2,878	5%	4,464	650	5%	55%
International commerce wholesale	1,651	3%	2,022	294	2%	22%
Cainiao logistics services	—	—	3,206	467	4%	N/A
Consumer services	—	—	5,021	731	6%	N/A
Others	662	1%	1,114	162	1%	68%
Total core commerce	46,462	84%	72,475	10,553	85%	56%

Cloud computing	2,975	5%	5,667	825	7%	90%
Digital media and entertainment	4,798	9%	5,940	865	7%	24%
Innovation initiatives and others	887	2%	1,066	155	1%	20%
Total	55,122	100%	85,148	12,398	100%	54%

Core commerce

•                  China commerce retail business

Revenue — Revenue from our China commerce retail business in the quarter ended September 30, 2018 was RMB54,151 million (US$7,885 million), an increase of 37% compared to RMB39,557 million in the same quarter of 2017. This robust revenue growth reflected 151% year-over-year growth of others revenue, which consists primarily of our New Retail initiatives, mainly Hema fresh food grocery business, Tmall Import and Intime Department Stores.

In addition, revenue from our China retail marketplaces continued to see strong growth. Combined customer management and commission revenues grew 27% year-over-year, which represented an increase of 25% in customer management revenue and an increase of 31% in commission revenue.  The growth of customer management revenue was driven primarily by increases in the volume of paid clicks and to a lesser extent average unit price per click, reflecting continuous mobile user growth and our ability to deliver highly relevant search results to consumers through personalization technology. The growth of commission revenue was primarily due to strong year-over-year growth of 30% in physical goods GMV (excluding unpaid orders) on Tmall. Others revenue was RMB8,095 million (US$1,179 million), a significant increase compared to RMB3,226 million in the same quarter of 2017, primarily driven by contributions from Hema and Tmall Import.

Annual active consumers — Our China retail marketplaces had 601 million annual active consumers in the 12 months ended September 30, 2018, compared to 576 million in the 12 months ended June 30, 2018, representing a net addition of 25 million from the prior quarter, and a 23% increase from 488 million in the 12 months ended September 30, 2017. The increase in annual active consumers is primarily due to better new customer acquisition in less developed areas.  The longer consumers have been with our platform, the more they spend and the more orders they place across more product categories.

Mobile MAUs — Mobile MAUs on our China retail marketplaces grew to 666 million in September 2018, compared to 634 million in June 2018, representing a net addition of 32 million MAUs in the quarter, a 21% increase from 549 million in September 2017.

•                  China commerce wholesale business

Revenue from our China commerce wholesale business in the quarter ended September 30, 2018 was RMB2,497 million (US$364 million), an increase of 46% compared to RMB1,714 million in the same quarter of 2017. The increase was primarily due to an increase in the average revenue from paying members on our 1688.com platform.

•                  International commerce retail business

Revenue from our international commerce retail business in the quarter ended September 30, 2018 was RMB4,464 million (US$650 million), an increase of 55% compared to RMB2,878 million in the same quarter of 2017. The increase was primarily due to the growth in revenue generated from Lazada and AliExpress.

•                  International commerce wholesale business

Revenue from our international commerce wholesale business in the quarter ended September 30, 2018 was RMB2,022 million (US$294 million), an increase of 22% compared to RMB1,651 million in the same quarter of 2017.  The increase was primarily due to increases in the number of paying members and average revenue from paying members on our alibaba.com platform.

•                  Cainiao logistics services

Revenue from Cainiao logistics services, which represents revenue from the domestic and international one-stop-shop logistics services and supply chain management solutions provided by Cainiao Network, after elimination of inter-company transactions, was RMB3,206 million (US$467 million).  We started to consolidate Cainiao Network in mid-October 2017.

•                  Consumer services

Revenue from consumer services, which represents revenues from platform commission, provision of food delivery services and other services provided by Ele.me, was RMB5,021 million (US$731 million).  We started to consolidate Ele.me in May 2018.

Cloud computing

Revenue from our cloud computing business in the quarter ended September 30, 2018 was RMB5,667 million (US$825 million), an increase of 90% compared to RMB2,975 million in the same quarter of 2017, primarily driven by revenue mix shift towards higher value-added products and services and robust growth in paying customers.

Digital media and entertainment

Revenue from our digital media and entertainment business in the quarter ended September 30, 2018 was RMB5,940 million (US$865 million), an increase of 24% compared to RMB4,798 million in the same quarter of 2017. The increase was primarily due to an increase in subscription revenue from Youku and an increase in revenue from mobile value-added services provided by UCWeb, such as mobile search and game publishing.

Innovation initiatives and others

Revenue from innovation initiatives and others in the quarter ended September 30, 2018 was RMB1,066 million (US$155 million), an increase of 20% compared to RMB887 million in the same quarter of 2017.  The increase was mainly due to an increase in revenue from Tmall Genie and Amap.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended September 30,					% of
	2017		2018			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change
	(in millions, except percentages)
Costs and expenses:
Cost of revenue	22,002	40%	46,786	6,812	55%	15%
Product development expenses	5,083	9%	8,365	1,218	10%	1%
Sales and marketing expenses	6,266	11%	9,106	1,326	10%	(1)%
General and administrative expenses	3,439	6%	4,779	696	6%	0%
Amortization of intangible assets	1,748	4%	2,611	380	3%	(1)%
Total costs and expenses	38,538	70%	71,647	10,432	84%	14%

Share-based compensation expense by function:
Cost of revenue	1,369	2%	1,566	228	2%	0%
Product development expenses	1,686	3%	3,078	448	4%	1%
Sales and marketing expenses	501	1%	746	109	0%	(1)%
General and administrative expenses	1,130	2%	1,653	240	2%	0%
Total share-based compensation expense	4,686	8%	7,043	1,025	8%	0%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	20,633	38%	45,220	6,584	53%	15%
Product development expenses	3,397	6%	5,287	770	6%	0%
Sales and marketing expenses	5,765	10%	8,360	1,217	10%	0%
General and administrative expenses	2,309	4%	3,126	456	4%	0%
Amortization of intangible assets	1,748	4%	2,611	380	3%	(1)%
Total costs and expenses excluding share-based compensation expense	33,852	62%	64,604	9,407	76%	14%

Cost of revenue — Cost of revenue in the quarter ended September 30, 2018 was RMB46,786 million (US$6,812 million), or 55% of revenue, compared to RMB22,002 million, or 40% of revenue, in the same quarter of 2017. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 38% in the quarter ended September 30, 2017 to 53% in the quarter ended September 30, 2018. The increase was primarily due to (i) our consolidation of Ele.me and Cainiao Network, (ii) inclusion of the cost of inventory and logistics from our New Retail businesses and Lazada, as well as (iii) an increase in content spending by Youku on original content.

Product development expenses — Product development expenses in the quarter ended September 30, 2018 were RMB8,365 million (US$1,218 million), or 10% of revenue, compared to RMB5,083 million, or 9% of revenue, in the same quarter of 2017. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have remained stable at 6% in the quarter ended September 30, 2018 and the same quarter last year.

Sales and marketing expenses — Sales and marketing expenses in the quarter ended September 30, 2018 were RMB9,106 million (US$1,326 million), or 10% of revenue, compared to RMB6,266 million, or 11% of revenue, in the same quarter of 2017. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have remained stable at 10% in the quarter ended September 30, 2018 and the same quarter last year.

General and administrative expenses — General and administrative expenses in the quarter ended September 30, 2018 were RMB4,779 million (US$696 million), or 6% of revenue, compared to RMB3,439 million, or 6% of revenue, in the same quarter of 2017. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have remained stable at 4% in the quarter ended September 30, 2018 and the same quarter last year.

Share-based compensation expense — Total share-based compensation expense included in the cost and expense items above in the quarter ended September 30, 2018 was RMB7,043 million (US$1,025 million), an increase of 50% compared to RMB4,686 million in the same quarter of 2017. Share-based compensation expense as a percentage of revenue remained stable at 8% in the quarter ended September 30, 2018 and the same quarter last year. The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended
	September 30, 2017		June 30, 2018		September 30, 2018			% Change
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue	YoY	QoQ
	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards granted to:
- Our employees	3,697	7%	4,416	6%	6,060	882	7%	64%	37%
- Ant Financial employees and other consultants(1)	469	1%	168	0%	105	15	0%	(78)%	(38)%
Ant Financial share-based awards granted to our employees(1)	266	0%	11,477	14%	438	64	0%	65%	(96)%
Others	254	0%	317	0%	440	64	1%	73%	39%
Total share-based compensation expense	4,686	8%	16,378	20%	7,043	1,025	8%	50%	(57)%

(1)                    Awards subject to mark-to-market accounting treatment.

Share-based compensation expense related to Alibaba Group share-based awards granted to our employees increased in this quarter compared to the previous quarter. The increase reflected the full quarter effect of the expense arising from the annual performance-based awards granted in the middle of the previous quarter and the effect of the expense arising from promotion awards granted in this quarter. We expect that our share-based compensation expense will continue to be affected by changes in the fair value of our shares, our subsidiaries’ share-based awards and the quantity of awards we grant to our employees and consultants in the future.

Share-based compensation expense related to Ant Financial share-based awards granted to our employees decreased significantly in this quarter compared to the previous quarter, mainly due to the revaluation of the fair value of such awards in the previous quarter.  Furthermore, we expect that our share-based compensation expense related to these awards will continue to be affected by future changes in the valuation of Ant Financial, although any such changes will be non-cash and will not result in any economic cost or equity dilution to our shareholders.

Amortization of intangible assets — Amortization of intangible assets in the quarter ended September 30, 2018 was RMB2,611 million (US$380 million), an increase of 49% from RMB1,748 million in the same quarter of 2017, primarily due to an increase in amortization of intangible assets acquired from business combinations.

Income from operations and operating margin

Income from operations in the quarter ended September 30, 2018 was RMB13,501 million (US$1,966 million), or 16% of revenue, a decrease of 19% compared to RMB16,584 million, or 30% of revenue, in the same quarter of 2017, primarily due to the consolidation of Ele.me and Cainiao Network, investments in digital media and entertainment and other strategic initiatives, as well as an increase in share-based compensation and depreciation expenses.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA increased 7% year-over-year to RMB26,710 million (US$3,889 million) in the quarter ended September 30, 2018, compared to RMB25,031 million in the same quarter of 2017, despite adjusted EBITDA margin decreasing from 45% in the quarter ended September 30, 2017 to 31% in the quarter ended September 30, 2018.  Adjusted EBITA increased 1% year-over-year to RMB23,155 million (US$3,371 million) in the quarter ended September 30, 2018, compared to RMB23,018 million in the same quarter of 2017, despite adjusted EBITA margin decreasing from 42% in the quarter ended September 30, 2017 to 27% in the quarter ended September 30, 2018.  Adjusted EBITDA and EBITA margins are lower mainly because of the consolidation of Ele.me and Cainiao Network, strategic investments in digital media and entertainment and other strategic initiatives. Reconciliations of net income to adjusted EBITDA and adjusted EBITA are included at the end of this results announcement.

As many of our newly developed and acquired businesses have different cost structures, we expect that our margin will continue to be negatively impacted by these businesses and the accounting treatment of revenue recorded on a gross basis.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “Information about Segments” above for a reconciliation of income from operations to adjusted EBITA.

	Three months ended September 30,
	2017		2018
	RMB	% of Revenue	RMB	US$	% of Revenue
	(in millions, except percentages)

Core commerce	26,414	57%	29,807	4,340	41%
Cloud computing	(162)	(5)%	(232)	(34)	(4)%
Digital media and entertainment	(1,749)	(36)%	(3,802)	(554)	(64)%
Innovation initiatives and others	(496)	(56)%	(1,241)	(181)	(116)%

Core commerce segment — Adjusted EBITA increased by 13% to RMB29,807 million (US$4,340 million) in the quarter ended September 30, 2018, compared to RMB26,414 million in the same quarter of 2017, despite adjusted EBITA margin decreasing from 57% in the quarter ended September 30, 2017 to 41% in the quarter ended September 30, 2018.  Excluding the effect of the below-mentioned long-term investments, marketplace-based core commerce adjusted EBITA increased 27% year-over-year to RMB35,642 million (US$5,190 million).  The strategic investments include: (i) aggressive investment in local services, such as Ele.me, (ii) international expansion in regions such as Southeast Asia, (iii) gradual revenue mix shift towards self-operated New Retail businesses where revenue is recorded on a gross basis including the cost of inventory, and (iv) inclusion of the logistics technology business of Cainiao Network in our consolidated financial statements.  A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this results announcement.

Cloud computing segment — Adjusted EBITA in the quarter ended September 30, 2018 was a loss of RMB232 million (US$34 million), compared to a loss of RMB162 million in the same quarter of 2017. Adjusted EBITA margin improved to negative 4% in the quarter ended September 30, 2018 from negative 5% in the quarter ended September 30, 2017.

Digital media and entertainment segment — Adjusted EBITA in the quarter ended September 30, 2018 was a loss of RMB3,802 million (US$554 million), compared to a loss of RMB1,749 million in the same quarter of 2017. Adjusted EBITA margin decreased to negative 64% in the quarter ended September 30, 2018 from negative 36% in the quarter ended September 30, 2017, primarily due to our investments in the production of original content and licensing rights, including the rights for live streaming the World Cup games in China.

Innovation initiatives and others segment — Adjusted EBITA in the quarter ended September 30, 2018 was a loss of RMB1,241 million (US$181 million), compared to a loss of RMB496 million in the same quarter of 2017. Adjusted EBITA margin decreased to negative 116% in the quarter ended September 30, 2018, compared to negative 56% in the quarter ended September 30, 2017, primarily due to investments in new business initiatives, including Tmall Genie.

Interest and investment income, net

Interest and investment income, net in the quarter ended September 30, 2018 was RMB6,635 million (US$966 million), which mainly included net gains from disposal of certain investments of RMB4,539 million (US$661 million), as well as net gains arisen from the increase in fair value of certain equity investments.

Other income (loss), net

Other loss, net in the quarter ended September 30, 2018 was RMB1,532 million (US$223 million), compared to other income, net of RMB1,737 million in the same quarter of 2017. The loss was primarily due to net loss sustained by Ant Financial during the quarter as a result of its investments in user acquisition, product innovation and international expansion.  In the September 2018 quarter, Ant Financial strategically stepped up its investment to acquire more users and capture growth opportunities of the offline payment market by leveraging its technology for financial service industries.  During the quarter, domestic annual active users exceeded 700 million, almost 70% of which used three or more categories of Ant Financial’s services.  Ant Financial’s net loss in the quarter led to our reversal of income recognized in respect of royalty fees and software technology service fees under our profit sharing arrangement.  The reversal of income amounted to a charge of RMB910 million (US$132 million) in the quarter ended September 30, 2018, compared to an income of RMB1,995 million in the same quarter last year.  Other loss, net also included an exchange loss of RMB907 million (US$132 million) in the quarter ended September 30, 2018.

Income tax expenses

Income tax expenses in the quarter ended September 30, 2018 were RMB277 million (US$40 million), compared to RMB2,719 million in the same quarter of 2017.

Our effective tax rate was 2% in the quarter ended September 30, 2018, compared to 13% in the same quarter of 2017. The decrease in effective tax rate was primarily due to the recognition of tax credits of approximately RMB4.7 billion (US$684 million) during the quarter ended September 30, 2018, compared to RMB2.3 billion in the same quarter last year, as certain key subsidiaries were notified of the renewal of their Key Software Enterprise status for calendar year 2017 by the relevant tax authorities.  Excluding share-based compensation expense, investment gain/loss, impairment of investments, as well as the above-mentioned tax credits from the renewal of the Key Software Enterprise status, our effective tax rate would have been 23% in the quarter ended September 30, 2018.

Share of results of equity investees

Share of results of equity investees in the quarter ended September 30, 2018 was a profit of RMB1,254 million (US$182 million), compared to a loss of RMB882 million in the same quarter of 2017.  We record our share of results of equity investees one quarter in arrears. Share of results of equity investees in the quarter ended September 30, 2018 and the comparative periods consisted of the following:

	Three months ended
	September 30, 2017	June 30, 2018	September 30, 2018
	RMB	RMB	RMB	US$
	(in millions)
Share of (loss) profit of equity investees:
- Koubei(1)	(369)	—	—	—
- Cainiao Network(2)	(273)	—	—	—
- Other equity investees	190	(66)	1,735	252
Dilution loss	(14)	(108)	(41)	(6)
Others(3)	(416)	(481)	(440)	(64)
Total	(882)	(655)	1,254	182

(1)         We have ceased to recognize our share of losses of Koubei as our cumulative share of losses exceeded our investment in Koubei.

(2)         We started to consolidate Cainiao Network in mid-October 2017 after obtaining control over Cainiao Network.

(3)         Others mainly include amortization of intangible assets of equity investees and share-based compensation expense.

The share of profit of other equity investees in the quarter ended September 30, 2018 mainly include our share of profit in Suning.

Net income and Non-GAAP net income

Our net income in the quarter ended September 30, 2018 was RMB18,241 million (US$2,656 million), an increase of 5% compared to RMB17,408 million in the same quarter of 2017.

Excluding share-based compensation expense, non-recurring disposal gains and certain other items, non-GAAP net income in the quarter ended September 30, 2018 was RMB23,453 million (US$3,415 million), an increase of 6% compared to RMB22,089 million in the same quarter of 2017.  A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended September 30, 2018 was RMB20,033 million (US$2,917 million), an increase of 13% compared to RMB17,668 million in the same quarter of 2017.

Diluted EPS and non-GAAP diluted EPS

Diluted EPS in the quarter ended September 30, 2018 was RMB7.62 (US$1.11) on a weighted average of 2,628 million diluted shares outstanding during the quarter, an increase of 12% compared to RMB6.78 on a weighted average of 2,607 million diluted shares outstanding during the same quarter of 2017. Excluding share-based compensation expense, non-recurring disposal gains and certain other items, non-GAAP diluted EPS in the quarter ended September 30, 2018 was RMB9.60 (US$1.40), an increase of 12% compared to RMB8.57 in the same quarter of 2017. A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this results announcement.

Cash, cash equivalents and short-term investments

As of September 30, 2018, cash, cash equivalents and short-term investments were RMB171,875 million (US$25,025 million), compared to RMB177,283 million as of June 30, 2018. The decrease in cash, cash equivalents and short-term investments during the quarter ended September 30, 2018 was primarily due to cash used in investing activities, including acquisition of Trendyol and investments in Focus Media, partly offset by free cash flow generated from operations of RMB16,033 million (US$2,334 million).

Cash flow from operating activities and free cash flow

Net cash provided by operating activities in the quarter ended September 30, 2018 was RMB31,407 million (US$4,573 million), an increase of 4% compared to RMB30,121 million in the same quarter of 2017. Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended September 30, 2018 was RMB16,033 million (US$2,334 million), compared to RMB22,119 million in the same quarter of 2017. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended September 30, 2018, net cash used in investing activities of RMB31,584 million (US$4,599 million) primarily reflected (i) cash outflow of RMB23,352 million (US$3,400 million) for investment and acquisition activities, including acquisition of Trendyol and investments in Focus Media, (ii) capital expenditures of RMB12,394 million (US$1,805 million), which included cash outflow for acquisition of land use rights and construction in progress relating to office campus of RMB762 million (US$111 million), as well as (iii) acquisition of licensed copyrights and intangible assets of RMB3,742 million (US$545 million).

Employees

As of September 30, 2018, we had a total of 93,397 employees, compared to 86,833 as of June 30, 2018.  The number of employees as of September 30, 2018 increased by 6,564 from June 30, 2018, primarily due to the consolidation of newly acquired businesses and our expansion in consumer services and cloud computing businesses.

WEBCAST AND CONFERENCE CALL INFORMATION

Alibaba Group’s management will hold a conference call to discuss the financial result at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Hong Kong Time) on November 2, 2018.

Details of the conference call are as follows:

International: +65 6713 5090

U.S.: +1 845 675 0437

U.K.: +44 203 621 4779

Hong Kong: +852 3018 6771

Conference ID: 5099548

A live webcast of the earnings conference call can be accessed at http://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; conference ID: 5099548).

Our results announcement and accompanying slides are available at Alibaba Group’s Investor Relations website at http://www.alibabagroup.com/en/ir/home on November 2, 2018.

ABOUT ALIBABA GROUP

Alibaba Group’s mission is to make it easy to do business anywhere and the company aims to achieve sustainable growth for 102 years. For fiscal year ended March 2018, the company reported revenue of US$39.9 billion.

CONTACTS

Investor Relations Contact

Rob Lin

investor@alibabagroup.com

Media Contacts

Brion Tingler

brion.tingler@alibaba-inc.com

Katie Lee
k.lee@alibaba-inc.com

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements.  In addition, statements that are not historical facts, including statements about Alibaba’s strategies and business plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business and its revenue, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements.  Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s expected revenue growth; Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to maintain the trusted status of its ecosystem, reputation and brand; risks associated with increased investments in Alibaba’s business and new business initiatives; risks associated with strategic acquisitions and investments; Alibaba’s ability to retain or increase engagement of consumers, merchants and other participants in its ecosystem and enable new offerings; Alibaba’s ability to maintain or grow its revenue or business; risks associated with limitation or restriction of services provided by Alipay; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China and globally; risks associated with the performance of our business partners, including but not limited to Ant Financial; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in Alibaba’s filings with the SEC. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), marketplace-based core commerce adjusted EBITA, non-GAAP net income, non-GAAP diluted EPS and free cash flow.  For more information on these non-GAAP financial measures, please refer to the section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted EPS help investors identify and understand underlying trends in our business without the effect of certain income or expenses that are reflected in income from operations, net income and diluted EPS.  We believe that marketplace-based core commerce adjusted EBITA is a measure that can help investors better understand the performance of our marketplace commerce business, which is the contributor of the large majority of our revenue.  We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted EPS and marketplace-based core commerce adjusted EBITA provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.  We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.  These non-GAAP measures should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, cash flows or any other measure of performance or as an indicator of our operating performance.  These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income (loss), net, income tax expenses and share of results of equity investees, and (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization and depreciation, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income (loss), net, income tax expenses and share of results of equity investees, and (ii) certain non-cash expenses, consisting of share-based compensation expense and amortization, which we do not believe are reflective of our core operating performance during the periods presented.

Marketplace-based core commerce adjusted EBITA represents adjusted EBITA for core commerce excluding the effects of (i) Ele.me and Cainiao Network consolidation as well as (ii) strategic investments in New Retail and Lazada.

Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of investments, gain or loss on deemed disposals/disposals/revaluation of investments, amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial, immediate recognition of unamortized professional fees and upfront fees upon termination of bank borrowings and others, as adjusted for the tax effects on non-GAAP adjustments.

Non-GAAP diluted EPS represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effects of the assumed conversion of convertible preference shares.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment, licensed copyrights and intangible assets (excluding acquisition of land use rights and construction in progress relating to office campus).

The section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended September 30,			Six months ended September 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Revenue	55,122	85,148	12,398	105,306	166,068	24,180
Cost of revenue	(22,002)	(46,786)	(6,812)	(39,462)	(90,506)	(13,178)
Product development expenses	(5,083)	(8,365)	(1,218)	(9,779)	(19,875)	(2,894)
Sales and marketing expenses	(6,266)	(9,106)	(1,326)	(11,116)	(18,027)	(2,625)
General and administrative expenses	(3,439)	(4,779)	(696)	(7,118)	(11,424)	(1,663)
Amortization of intangible assets	(1,748)	(2,611)	(380)	(3,734)	(4,715)	(686)

Income from operations	16,584	13,501	1,966	34,097	21,521	3,134
Interest and investment income, net	3,435	6,635	966	4,907	13,881	2,021
Interest expense	(747)	(1,340)	(195)	(1,547)	(2,553)	(372)
Other income (loss), net	1,737	(1,532)	(223)	3,624	(1,615)	(235)

Income before income tax and share of results of equity investees	21,009	17,264	2,514	41,081	31,234	4,548
Income tax expenses	(2,719)	(277)	(40)	(7,372)	(5,942)	(865)
Share of results of equity investees	(882)	1,254	182	(2,270)	599	87

Net income	17,408	18,241	2,656	31,439	25,891	3,770
Net loss attributable to noncontrolling interests	260	1,892	275	912	2,962	431

Net income attributable to Alibaba Group Holding Limited	17,668	20,133	2,931	32,351	28,853	4,201

Accretion of mezzanine equity	—	(100)	(14)	—	(135)	(20)
Net income attributable to ordinary shareholders	17,668	20,033	2,917	32,351	28,718	4,181

Earnings per share attributable to ordinary shareholders
Basic	6.92	7.75	1.13	12.70	11.12	1.62
Diluted	6.78	7.62	1.11	12.43	10.93	1.59

Weighted average number of share used in calculating net income per ordinary share
Basic	2,552	2,584		2,547	2,582
Diluted	2,607	2,628		2,603	2,627

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth our revenue by segments for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce(1)	46,462	72,475	10,553	89,489	141,663	20,627
Cloud computing(2)	2,975	5,667	825	5,406	10,365	1,509
Digital media and entertainment(3)	4,798	5,940	865	8,879	11,915	1,735
Innovation initiatives and others(4)	887	1,066	155	1,532	2,125	309

Total	55,122	85,148	12,398	105,306	166,068	24,180

(1)         Revenue from core commerce is primarily generated from our China retail marketplaces, 1688.com, AliExpress, Alibaba.com, Lazada.com, Cainiao logistics services and consumer services.

(2)         Revenue from cloud computing is primarily generated from the provision of services, such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services.

(3)         Revenue from digital media and entertainment is primarily generated from Youku and UCWeb.

(4)         Revenue from innovation initiatives and others is primarily generated from businesses such as Amap, Tmall Genie and other innovation initiatives.  Other revenue also includes SME annual fee received from Ant Financial and its affiliates.

ALIBABA GROUP HOLDING LIMITED

INFORMATION ABOUT SEGMENTS

The following table sets forth our income (loss) from operations by segments for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce	23,836	24,290	3,537	48,644	47,312	6,889
Cloud computing	(697)	(1,165)	(170)	(1,229)	(3,239)	(472)
Digital media and entertainment	(3,383)	(4,805)	(700)	(6,771)	(9,095)	(1,324)
Innovation initiatives and others	(1,456)	(2,201)	(320)	(3,068)	(5,976)	(870)
Unallocated	(1,716)	(2,618)	(381)	(3,479)	(7,481)	(1,089)

Total	16,584	13,501	1,966	34,097	21,521	3,134

The following table sets forth our adjusted EBITA by segments for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce	26,414	29,807	4,340	53,384	62,604	9,115
Cloud computing	(162)	(232)	(34)	(265)	(720)	(105)
Digital media and entertainment	(1,749)	(3,802)	(554)	(3,497)	(6,934)	(1,009)
Innovation initiatives and others	(496)	(1,241)	(181)	(1,130)	(2,443)	(356)
Unallocated	(989)	(1,377)	(200)	(1,956)	(2,850)	(415)

Total	23,018	23,155	3,371	46,536	49,657	7,230

The table below sets forth selected financial information of our operating segments for six months ended September 30, 2018:

	Six months ended September 30, 2018
	Core commerce		Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	141,663		10,365	11,915	2,125	—	166,068	24,180

Income (loss) from operations	47,312		(3,239)	(9,095)	(5,976)	(7,481)	21,521	3,134
Add: Share-based compensation expense	11,387		2,509	1,528	3,516	4,481	23,421	3,410
Add: Amortization of intangible assets	3,905		10	633	17	150	4,715	686

Adjusted EBITA	62,604		(720)	(6,934)	(2,443)	(2,850)	49,657	7,230
Adjusted EBITA margin	44	% (2)	(7)%	(58)%	(115)%		30%

	Six months ended September 30, 2017
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	89,489	5,406	8,879	1,532	—	105,306

Income (loss) from operations	48,644	(1,229)	(6,771)	(3,068)	(3,479)	34,097
Add: Share-based compensation expense	3,547	959	1,096	1,746	1,357	8,705
Add: Amortization of intangible assets	1,193	5	2,178	192	166	3,734

Adjusted EBITA	53,384	(265)	(3,497)	(1,130)	(1,956)	46,536
Adjusted EBITA margin	60%	(5)%	(39)%	(74)%		44%

(1)         Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(2)         Adjusted EBITA margin is lower than prior year period mainly due to the consolidation of Ele.me and Cainiao Network, strategic investments in New Retail and Lazada.  Excluding the effects of the above-mentioned long-term investments, our marketplace-based core commerce adjusted EBITA increased 29% year-over-year to RMB72,598 million (US$10,570 million).

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of September 30,
	2018	2018
	RMB	RMB	US$
	(in millions)
Assets
Current assets:
Cash and cash equivalents	199,309	164,375	23,933
Short-term investments	6,086	7,500	1,092
Restricted cash and escrow receivables	3,417	7,878	1,147
Investment securities	4,815	9,662	1,407
Prepayments, receivables and other assets	43,228	48,468	7,057
Total current assets	256,855	237,883	34,636

Investment securities (1)	38,192	132,467	19,287
Prepayments, receivables and other assets	26,274	26,156	3,808
Investment in equity investees (1)	139,700	86,823	12,642
Property and equipment, net	66,489	87,025	12,671
Intangible assets, net	27,465	50,684	7,380
Goodwill	162,149	203,729	29,664
Total assets	717,124	824,767	120,088

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	6,028	9,022	1,313
Income tax payable	13,689	12,361	1,800
Escrow money payable	3,053	6,202	903
Accrued expenses, accounts payable and other liabilities	81,165	104,785	15,257
Merchant deposits	9,578	9,101	1,325
Deferred revenue and customer advances	22,297	26,625	3,877
Total current liabilities	135,810	168,096	24,475

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of September 30,
	2018	2018
	RMB	RMB	US$
	(in millions)

Deferred revenue	993	1,205	175
Deferred tax liabilities	19,312	19,628	2,858
Non-current bank borrowings	34,153	35,477	5,166
Non-current unsecured senior notes	85,372	93,717	13,645
Other liabilities	2,045	5,296	771
Total liabilities	277,685	323,419	47,090

Commitments and contingencies	—	—	—

Mezzanine equity	3,001	6,001	874

Shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	186,764	212,682	30,967
Treasury shares at cost	(2,233)	(1,412)	(206)
Restructuring reserve	(361)	(229)	(33)
Subscription receivables	(163)	(179)	(26)
Statutory reserves	4,378	4,535	660
Accumulated other comprehensive income (loss) (1)	5,083	(1,685)	(245)
Retained earnings (1)	172,353	207,847	30,263

Total shareholders’ equity	365,822	421,560	61,380
Noncontrolling interests	70,616	73,787	10,744

Total equity	436,438	495,347	72,124

Total liabilities, mezzanine equity and equity	717,124	824,767	120,088

(1)         We adopted ASU 2016-01, “Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” beginning in the first quarter of fiscal year 2019. After the adoption of this new accounting update, equity investments other than those accounted for under the equity method or those that result in the consolidation of the investee are required to be measured at fair value, with subsequent changes in fair value recognized in the income statement. We have adopted this new accounting update using the modified retrospective method. For available-for-sale securities, RMB8,196 million in unrealized gains, net of tax recorded in accumulated other comprehensive income as of March 31, 2018 was reclassified into retained earnings upon the initial adoption as of April 1, 2018.  Investments measured under the cost method of RMB59,942 million as of March 31, 2018 was reclassified into investment securities as of April 1, 2018.  The consolidated balance sheets as of March 31, 2018 was not retrospectively adjusted.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30,			Six months ended September 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)

Net cash provided by operating activities(1)	30,121	31,407	4,573	55,994	67,524	9,832
Net cash used in investing activities(1)	(25,561)	(31,584)	(4,599)	(39,484)	(103,254)	(15,034)
Net cash (used in) provided by financing activities	(416)	(3,477)	(506)	(9,310)	804	117
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables (1)	(812)	1,670	244	(1,904)	4,453	649

Increase (decrease) in cash and cash equivalents, restricted cash and escrow receivables	3,332	(1,984)	(288)	5,296	(30,473)	(4,436)
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	148,355	174,237	25,369	146,391	202,726	29,517

Cash and cash equivalents, restricted cash and escrow receivables at end of period	151,687	172,253	25,081	151,687	172,253	25,081

(1)         We adopted ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash,” beginning in the first quarter of fiscal year 2019. As a result of adopting this new accounting update, the consolidated statements of cash flows were retrospectively adjusted to include restricted cash and escrow receivables in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows. The impact of the retrospective reclassification on cash flows from operating activities, investing activities and effect of exchange rate changes for the six months ended September 30, 2017 was an increase of RMB176 million, an increase of RMB111 million and a decrease of RMB1 million, respectively.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net income	17,408	18,241	2,656	31,439	25,891	3,770
Less: Interest and investment income, net	(3,435)	(6,635)	(966)	(4,907)	(13,881)	(2,021)
Add: Interest expense	747	1,340	195	1,547	2,553	372
Less: Other income (loss), net	(1,737)	1,532	223	(3,624)	1,615	235
Add: Income tax expenses	2,719	277	40	7,372	5,942	865
Add: Share of results of equity investees	882	(1,254)	(182)	2,270	(599)	(87)
Income from operations	16,584	13,501	1,966	34,097	21,521	3,134
Add: Share-based compensation expense	4,686	7,043	1,025	8,705	23,421	3,410
Add: Amortization of intangible assets	1,748	2,611	380	3,734	4,715	686
Adjusted EBITA	23,018	23,155	3,371	46,536	49,657	7,230
Add: Depreciation and amortization of property and equipment and land use rights	2,013	3,555	518	3,619	6,412	934
Adjusted EBITDA	25,031	26,710	3,889	50,155	56,069	8,164

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Adjusted EBITA for core commerce	26,414	29,807	4,340	53,384	62,604	9,115
Less: Effect of Ele.me and Cainiao Network consolidation and strategic investments in New Retail and Lazada	1,550	5,835	850	2,964	9,994	1,455
Marketplace-based core commerce adjusted EBITA	27,964	35,642	5,190	56,348	72,598	10,570

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)

Net income	17,408	18,241	2,656	31,439	25,891	3,770
Add: Share-based compensation expense	4,686	7,043	1,025	8,705	23,421	3,410
Add: Amortization of intangible assets	1,748	2,611	380	3,734	4,715	686
Add: Impairment of investments	389	358	52	1,341	358	52
Less: Gain on deemed disposals/disposals/revaluation of investments and others	(2,297)	(5,297)	(771)	(3,386)	(10,705)	(1,558)
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial	66	66	10	133	132	19
Add: Immediate recognition of unamortized professional fees and upfront fees upon termination of bank borrowings	—	—	—	92	—	—
Adjusted for tax effects on non-GAAP adjustments(1)	89	431	63	50	(258)	(37)
Non-GAAP net income	22,089	23,453	3,415	42,108	43,554	6,342

(1)         Tax effects on non-GAAP adjustments comprise of tax provisions on the amortization of intangible assets and certain investment gains, as well as tax benefits from share-based awards.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted EPS to non-GAAP diluted EPS for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)

Net income attributable to ordinary shareholders — basic	17,668	20,033	2,917	32,351	28,718	4,181
Dilution effect on earnings arising from option plans operated by an equity investee	(3)	(12)	(2)	(6)	(15)	(2)
Net income attributable to ordinary shareholders — diluted	17,665	20,021	2,915	32,345	28,703	4,179
Add: Non-GAAP adjustments to net income(1)	4,681	5,212	759	10,669	17,663	2,572

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS	22,346	25,233	3,674	43,014	46,366	6,751

Weighted average number of shares on a diluted basis	2,607	2,628		2,603	2,627
Diluted EPS(2)	6.78	7.62	1.11	12.43	10.93	1.59
Add: Non-GAAP adjustments to net income per share(3)	1.79	1.98	0.29	4.09	6.72	0.98
Non-GAAP diluted EPS(4)	8.57	9.60	1.40	16.52	17.65	2.57

(1)        See the table above for the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(2)        Diluted EPS is derived from net income attributable to ordinary shareholders for computing diluted EPS divided by weighted average number of shares on a diluted basis.

(3)        Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis.

(4)        Non-GAAP diluted EPS is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS divided by weighted average number of shares on a diluted basis.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net cash provided by operating activities(1)	30,121	31,407	4,573	55,994	67,524	9,832
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campus)	(5,322)	(11,632)	(1,694)	(6,535)	(16,637)	(2,423)
Less: Acquisition of licensed copyrights and intangible assets	(2,680)	(3,742)	(545)	(4,629)	(8,496)	(1,237)

Free cash flow	22,119	16,033	2,334	44,830	42,391	6,172

(1)        We adopted ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash,” beginning in the first quarter of fiscal year 2019.  As a result of adopting this new accounting update, the consolidated statements of cash flows were retrospectively adjusted to include restricted cash and escrow receivables in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows.  The impact of the retrospective reclassification on cash flows from operating activities for the six months ended September 30, 2017 was an increase of RMB176 million.

ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA

Annual active consumers

The table below sets forth the number of active consumers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018	Jun 30, 2018	Sept 30, 2018
	(in millions)
Annual active consumers	443	454	466	488	515	552	576	601

Mobile

The table below sets forth the mobile MAUs on our China retail marketplaces for the periods indicated:

	The month ended
	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018	Jun 30, 2018	Sept 30, 2018
	(in millions)
Mobile MAUs	493	507	529	549	580	617	634	666